July 10, 2014
VIA EDGAR

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Mr. Jim B. Rosenberg, Senior Assistant Chief Accountant
Ms. Lisa Vanjoske, Assistant Chief Accountant
Mr. Frank Wyman, Staff Accountant

RE:	Express Scripts Holding Company
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 20, 2014
File No. 001-35490

Ladies and Gentlemen:

Express Scripts Holding Company (the "Company") is responding to the comment letter from the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") dated June 12, 2014 on the above referenced filing. For your convenience, we have reproduced below in bold the Staff’s comments in the order in which they were set out in your letter, numbered correspondingly, and have produced our response immediately below each comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies

Goodwill and Intangible Assets, page 37

1.
Please provide us proposed disclosure to be included in future periodic reports that states that material goodwill does not exist at reporting units that are at risk of failing step one or that no reporting units are at risk, if true. If a reporting unit is at risk of failing step one of the impairment test, additional disclosures for that reporting unit should be made that allows for an assessment of the probability of a future material impairment charge.

Response: We acknowledge the Staff’s comment and will expand the revised disclosure in future Form 10-K filings to include the additional disclosure suggested by the Staff. An additional underlined sentence substantially in the form set forth below will be included within Management’s Discussion and Analysis - Critical Accounting Policies - Goodwill and Intangible Assets in our future Form 10-K filings:

Goodwill and intangible asset balances arise primarily from the allocation of the purchase price of businesses acquired based on the fair market value of assets acquired and liabilities assumed on the date of the acquisition. Goodwill is evaluated for impairment annually or when events or circumstances occur indicating that goodwill might be impaired. We determine reporting units based on component parts of our business one level below the segment level. Our reporting units represent businesses for which discrete financial information is available and reviewed regularly by segment management.

Guidance related to goodwill impairment testing provides an option to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If we perform a qualitative assessment, the Company considers various events and circumstances when evaluating whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount and whether the first step of the goodwill impairment test (“Step 1”) is necessary.

If we perform Step 1, the measurement of possible impairment would be based on a comparison of the fair value of each reporting unit to the carrying value of the reporting unit’s net assets. Impairment losses, if any, would be determined based on the fair value of the individual assets and liabilities of the reporting unit, using discount rates that reflect the inherent risk of the underlying business. We would record an impairment charge to the extent the carrying value of goodwill exceeds the implied fair value of goodwill resulting from this calculation. This valuation process involves assumptions based upon management’s best estimates and judgments that approximate the market conditions experienced for our reporting units at the time the impairment assessment is made. Actual results may differ from these estimates due to the inherent uncertainty involved in such estimates.

For our 2013 impairment test, we did not perform a qualitative assessment for any of our reporting units, and instead began with Step 1 of the goodwill impairment analysis, as allowed under authoritative Financial Accounting Standards Board (“FASB”) guidance. No impairment charges were recorded as a result of our annual impairment test. As of December 31, 2013, the Company does not believe any reporting units are at risk of failing Step 1. However, an impairment charge of $32.9 million was recorded in 2013 based on the contracted sales price of the business (Level 2) associated with our acute infusion therapies line of business due to entering into an agreement for the sale of the business. Our acute infusion therapies line of business was subsequently sold on November 1, 2013. An impairment charge of $2.0 million was recorded in 2012 associated with our subsidiary Europa Apotheek Venlo B.V. (“EAV”), based on a change in business environment related to an adverse court ruling by the German high court in August 2012 and the expected disposal of EAV as a result of the ruling (Level 2). EAV was subsequently sold on December 4, 2012. No other goodwill impairment charges existed for any of our other reporting units at December 31, 2013 or December 31, 2012.
If any reporting unit became at risk of failing step one, we would include additional disclosures regarding our assessment of the probability of a future material impairment charge.

Contractual Guarantees, page 38

2.
Please provide us proposed disclosure to be included in future periodic reports that quantifies the accruals for contractual guarantees and the impact of changes in these estimates for each period presented.

Response:
We acknowledge the Staff’s request to include quantification of accruals for contractual guarantees and the impact of changes in these estimates for reporting periods presented. The vast majority of contractual guarantee accruals do not involve any estimation as they are determined by mathematical calculations performed for each individual transaction of the difference between the price to the customer and the price specified in the relevant client contract. Certain guarantee accruals, representing less than 0.02% of Revenue and less than 1% of Net Income Attributable to Express Scripts, require a greater amount of subjectivity. Changes in estimates for the estimated portion of contractual guarantees have not been significant. Due to the relative insignificance of the subjectively estimated portion of contractual guarantees, we will reevaluate the inclusion of contractual guarantees within our Critical Accounting Policies in future periodic filings.

Results of Operations, page 42

3.
Included in presentations at investor conferences and earnings releases available on your website are tables depicting operating results line items, excluding UnitedHealth Group. Please provide us proposed disclosure to be included in future periodic reports that discloses the impact of the transition of the UnitedHealth Group on each line item on your statement of operations. Also, describe the likely impact of the generic drug fill rate and other key trends that existed at December 31, 2013 on your future PBM revenue and gross profit.

Response: We acknowledge the Staff’s request for the impact of the transition of UnitedHealth Group on each line item in the Statement of Operations. We reviewed our Form 10-K for the Fiscal Year Ended December 31, 2013 and we believe we have disclosed the impact of the transition of UnitedHealth Group.

We respectfully refer the Staff to the following underlined disclosures from Management’s Discussion and Analysis Results of Operations in our Form 10-K for the Fiscal Year Ended December 31, 2013. Please note that quantified fluctuations shown below for the Fiscal Year Ended December 31, 2013 for home delivery and specialty revenues, cost of PBM revenues, and PBM gross profit have been revised to reflect our current segment structure as disclosed in our Form 8-K filed June 2, 2014.

PBM RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2013 vs. 2012
Network revenues increased $5,478.9 million, or 9.5%, in 2013 over 2012. Due to the timing of the Merger, 2012 revenues and associated claims do not include Medco results of operations (including transactions from UnitedHealth Group members) for the period January 1, 2012 through April 1, 2012, compared to a full year of operations for 2013. Due to this timing, approximately $9,131.7 million of the increase in network revenues relates to the acquisition of Medco and inclusion of its revenues and associated claims for the three months ended March 31, 2013. This increase is partially offset by lower revenue of approximately $3,565.8 million due to the transition of UnitedHealth Group during 2013, as well as an increase in the generic fill rate. Our consolidated network generic fill rate increased to 81.6% of total network claims in 2013 as compared to 79.4% in 2012.
*****

Home delivery and specialty revenues increased $4,763.5 million, or 14.5%, in 2013 over 2012. Due to the timing of the Merger, 2012 revenues and associated claims do not include Medco results of operations (including transactions from UnitedHealth Group members) for the period January 1, 2012 through April 1, 2012, compared to a full year of operations for 2013. Due to this timing, approximately $5,216.8 million of the increase in home delivery and specialty revenues relates to the acquisition of Medco and inclusion of its revenues and associated claims for the three months ended March 31, 2013. In addition, this increase is due to inflation on branded drugs. These increases are partially offset by lower revenue of approximately $627.2 million due to the transition of UnitedHealth Group during 2013, as well as an increase in the home delivery generic fill rate. Our consolidated home delivery generic fill rate increased to 74.6% of home delivery claims in 2013 as compared to 71.5% in 2012. The home delivery generic fill rate is lower than the network generic fill rate as fewer generic substitutions are available among maintenance medications (e.g., therapies for chronic conditions) commonly dispensed from home delivery pharmacies compared to acute medications which are primarily dispensed by pharmacies in our retail networks.
*****

Cost of PBM revenues increased $9,543.6 million, or 11.3%, in 2013 when compared to the same period of 2012. Due to the timing of the Merger, 2012 cost of revenues and associated claims do not include Medco results of operations (including transactions from UnitedHealth Group members) for the period beginning January 1, 2012 through April 1, 2012, compared to a full year of operations for 2013. Due to this timing, approximately $13,416.8 million of the increase in cost of PBM revenues relates to the acquisition of Medco and inclusion of its cost of revenues and associated claims for the three months ended March 31, 2013. In addition, this increase is due to ingredient cost inflation on branded drugs as well as $238.3 million of transaction and integration costs for 2013 compared to $49.7 million for 2012. These increases are partially offset by lower cost of revenues of approximately $4,069.4 million due to the transition of UnitedHealth Group during 2013, as well as an increase in the generic fill rate.
*****

PBM gross profit increased $915.9 million, or 13.0%, in 2013 over 2012. This increase relates to the acquisition of Medco (including transactions from UnitedHealth Group members) and inclusion of its gross profit and associated claims for the three months ended March 31, 2013, as discussed above. In addition, this increase is a result of better management of ingredient costs and cost savings from the increase in the aggregate generic fill rate, partially offset by lower revenues and associated cost of revenues due to the transition of UnitedHealth Group.
*****

We did not disclose the impact of UnitedHealth Group to our Selling, General and Administrative expense for the year ended December 31, 2013 because it did not fluctuate significantly when compared to the prior year.

To the extent the impact of the transition of UnitedHealth Group is significant, we will continue to provide this disclosure in future periodic reports in a similar format.

We acknowledge the Staff’s request for a description of the likely impact of the generic drug fill rate and other key trends that existed at December 31, 2013 on our future PBM revenue and gross profit. We respectfully refer the Staff to disclosures within Management's Discussion and Analysis of Financial Condition and Results of Operations - Executive Summary and Trend Factors Affecting the Business in our Form 10-K for the Fiscal Year Ended December 31, 2013.

In future periodic filings within Management's Discussion and Analysis of Financial Condition and Results of Operations, we will include disclosure substantially in the form underlined below explaining the impact of generic fill rates on PBM revenue and gross profit:

The impact of higher generic fill rates lowers PBM revenue, as generic drugs are generally priced lower than branded drugs. Correspondingly, this has a favorable impact on gross profit as ingredient cost on generic drugs is incrementally lower than the price charged.

The various marketplace forces that affect pricing and plan structures do not necessarily have a predictable or quantifiable potential impact on our future revenue and gross profit. To the extent we are aware of a known trend, we will adjust our disclosure accordingly.

4.
On page 37, you state that “revenue related to a large client was realized in the second quarter of 2013 due to the structure of the contract” and that this pattern of earnings will “continue for the foreseeable future.” Also, in your Form 10-Q for the quarterly period ended June 30, 2013 you disclose that “Gross profit for the three and six months ended June 30, 2013 increased due to several factors, including the acquisition of Medco and the realization of $108.2 million of revenue in the second quarter of 2013 related to a client contract which is structured such that revenue recognition could be realized in one quarter instead of more regularly over time.” Please explain this situation to us, particularly the aspects of contract structure that affected your revenue recognition. Also, quantify the cost of revenue recognized related to the revenue referenced in these disclosures. In addition, tell us why you do not highlight the $108.2 million in Note 14 Quarterly Financial Data, as specified by Item 302 of Regulation S-K.

Response: The revenue referred to in the disclosure referenced in the Staff's comment is from a long-term pharmacy benefit management contract with a large client. The revenue and cost of revenue associated with the prescription claims from this large client are recognized consistently with our disclosed revenue recognition policies related to dispensed prescriptions from our retail network, home delivery and specialty pharmacies. The contract also provides for a unique minimum claim volume shortfall payment structured such that we are paid additional revenue if the client's prescription claims do not meet a certain minimum threshold within each contract year (coinciding with the calendar year). If the client is unable to cure the prescription claim shortfall within a defined period, then the client is obligated to pay us an amount calculated by applying a fixed dollar amount per prescription claim to the shortfall between the actual claim volume and the targeted claim volume, as defined by the contract.

We account for this claim volume shortfall payment as contingent revenue because: a) the payment is contingent on the client's annual prescription claims falling short of the contractually defined minimum claim volume and the failure to cure this shortfall in the defined period, and b) we are contractually required to perform certain activities to ensure that all contingencies are resolved. These activities include providing actual claim volume reporting to the client and the completion of the contractual time period for client review and audit, if requested. As a result, we record the revenue from the claim volume shortfall payment in the period in which all of the contingencies have been resolved. Historically, the contingencies have been resolved in the second quarter and we expect that pattern to continue based on the client's prescription claim trends and the timing of the activities under the contract. There is no cost of revenue associated with the contingent revenue because it relates to the shortfall of actual prescription claims from the client's members as compared to the contractual threshold.

In future Form 10-K filings, we will include a footnote substantially in the form underlined below on Total Revenues in the Quarterly Financial Data note:

Total revenues for the three months ended [Month] [Day], [Year] and June 30, 2013 include [Amount] and $108.2 million, respectively, related to a large client which was realized due to the structure of the contract.

Notes to Consolidated Financial Statements
Note 3. Changes in business, page 67

5.
The pro forma information of results of operations as if the merger with Express Scripts had occurred at January 1, 2011 is marked as unaudited. As this information is required by generally accepted accounting principles the information should be audited. Please confirm that you will include audited information in future Form 10-K filings, if such information is required to be disclosed.

Response:
We respectfully acknowledge the Staff's comment and note that the only portion of the note which is marked as unaudited is the supplemental pro forma information, which is marked unaudited because it is pro forma information. We believe this is consistent with predominant practice as it relates to this portion of the required disclosure.

Note 13. Segment information, page 93

6.
Please describe to us the disaggregated revenue information that management reviews and how you aggregate any operating segments into your two reportable segments. Explain to us how you met the disclosure requirement of information about products and services required by ASC 280-10-50-40.

Response:
We are primarily engaged in the business of providing pharmacy benefit management ("PBM"). Traditionally, we have combined certain products and services in order to create an integrated product offering designed to manage the prescription drug benefit for payors. Specifically, we create retail pharmacy networks by contracting with retail pharmacies. These network pharmacies dispense prescription drugs to members of the pharmacy benefit plans we manage. We also dispense both traditional and specialty pharmaceuticals directly to members from our company-operated home delivery and specialty pharmacies. In addition, we earn administrative and similar fees for various activities associated with the provision of PBM services, including the administration of retail pharmacy networks contracted by certain clients, informed decision counseling services and specialty pharmacy services. The structure, administration and design of these products and services comprise the integrated PBM product offerings utilized by our clients with respect to the management of their prescription drug benefits.
Our Chief Operating Decision Maker ("CODM") and other members of management regularly review disaggregated PBM revenue information based on the various dispensing methods within our integrated product offering, as described above (i.e. network fulfillment, home delivery and specialty dispensing, and PBM service fees). These product and service revenues are disclosed in Note 13 - Segment information in our Form 10-K for the Fiscal Year Ended December 31, 2013.
Our reportable segments include PBM and Other Business Operations. Our PBM segment is a single operating segment and, therefore, a single reportable segment. Within the Other Business Operations segment, we have grouped two operating segments with ancillary products and services to our core PBM offering that do not meet the quantitative and qualitative criteria to be separately reported. These operating segments, individually and in the aggregate, represent less than 10% of our total reported Revenue, reported Gross Profit and the combined Total Assets of all operating segments.
ASC 280-10-50-40 requires the disclosure of "revenues from external customers for each product and service or each group of similar products and services unless it is impractical to do so." With respect to our PBM segment, as discussed above, we provide PBM products and services through a single, integrated product offering which generally includes the dispensing of prescription drugs through our retail networks, as well as our home delivery and specialty pharmacies, and the provision of a variety of related or ancillary services.
*****
In connection with responding to the Staff's comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information with respect to the information above, please do not hesitate to contact me at (314) 684-6721.

Sincerely,
Express Scripts Holding Company

/s/Christopher K. Knibb_____________________
Christopher K. Knibb
Vice President and Chief Accounting Officer

cc:	George Paz, Chairman and Chief Executive Officer
Cathy R. Smith, Executive Vice President and Chief Financial Officer